UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)
Date: 15th January 2010
	By	/s/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 15th January 2010 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the announcement of Unaudited Quarterly financial results of the Bank for the third Quarter ended 31st December 2009 and the press release in that regard.

January 15, 2010

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the quarter ended 31st December 2009

We attach herewith two files containing the unaudited financial results of the Bank for the Third quarter ended 31st December 2009 as approved by the Board of Directors at its meeting held today i.e. on 15th January 2010 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President(Legal) &

Company Secretary

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2009

						(Rs. in lacs)
		Quarter ended 31.12.2009	Quarter ended 31.12.2008	Nine months ended 31.12.2009	Nine months ended 31.12.2008	Year ended 31.03.2009
	Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	403481	446850	1211980	1208144	1633227
	a) Interest/discount on advances/bills	303892	333796	906689	903958	1213675
	b) Income on Investments	98016	102821	297318	288157	400796
	c) Interest on balances with Reserve
	Bank of India and other inter bank funds	1201	10052	6865	15777	18426
	d) Others	372	181	1108	252	330
2	Other Income	85301	93939	290406	217592	329061
3	A) TOTAL INCOME (1) + (2)	488782	540789	1502386	1425736	1962288
4	Interest Expended	181090	248925	608455	651227	891110
5	Operating Expenses (i) + (ii)	145322	146056	420396	413665	553282
	i) Employees cost	57859	58214	169202	173435	223820
	ii) Other operating expenses	87463	87842	251194	240230	329462
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	326412	394981	1028851	1064892	1444392
7	Operating Profit before Provisions and Contingencies (3) - (6)	162370	145808	473535	360844	517896
8	Provisions (Other than tax) and Contingencies	44772	53179	170068	122229	187970
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	117598	92629	303467	238615	329926
11	Tax Expense	35748	30455	92260	77208	105431
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	81850	62174	211207	161407	224495
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	81850	62174	211207	161407	224495
15	Paid up equity share capital (Face Value of Rs.10/- each)	45524	42514	45524	42514	42538
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					1422095
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.3%	13.7%	18.3%	13.7%	15.7%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	18.7	14.6	49.1	38.0	52.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	18.4	14.6	48.6	37.8	52.6
	(iv) NPA Ratios
	(a) Gross NPAs	197411	191141	197411	191141	198807
	(b) Net NPAs	54401	61433	54401	61433	62762
	(c) % of Gross NPAs to Gross Advances	1.63%	1.91%	1.63%	1.91%	1.98%
	(d) % of Net NPAs to Net Advances	0.5%	0.6%	0.5%	0.6%	0.6%
	(v) Return on assets (average) - not annualized	0.4%	0.3%	1.2%	0.9%	1.3%
18	Public Shareholding
	- No. of shares	346593344	342701428	346593344	342701428	342941109
	- Percentage of Shareholding	76.1%	80.6%	76.1%	80.6%	80.6%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	108643220	82443000	108643220	82443000	82443000
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.9%	19.4%	23.9%	19.4%	19.4%

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

						(Rs. In lacs)
		Quarter ended 31.12.2009	Quarter ended 31.12.2008	Nine months ended 31.12.2009	Nine months ended 31.12.2008	Year ended 31.03.2009
	Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	102440	138440	358350	344638	491701
b)	Retail Banking	387765	381597	1154998	1105223	1488083
c)	Wholesale Banking	203572	315935	618836	823337	1060584
d)	Other banking operations	59499	58614	170129	146769	214604
e)	Unallocated	—	—	—	351	351
	Total	753276	894586	2302313	2420318	3255323
	Less: Inter Segmental Revenue	264494	353797	799927	994582	1293035

	Income from Operations	488782	540789	1502386	1425736	1962288

2	Segment Results
a)	Treasury	(686)	18404	64776	6501	48818
b)	Retail Banking	53215	27858	97053	111342	126893
c)	Wholesale Banking	61363	36000	147910	103679	124226
d)	Other banking operations	17813	17975	36170	38442	63551
e)	Unallocated	(14107)	(7608)	(42442)	(21349)	(33562)

	Total Profit Before Tax	117598	92629	303467	238615	329926

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	5815050	6007445	5815050	6007445	6369467
b)	Retail Banking	(4757311)	(3359638)	(4757311)	(3359638)	(3432730)
c)	Wholesale Banking	1214124	(1323325)	1214124	(1323325)	(1227185)
d)	Other banking operations	378939	405449	378939	405449	392407
e)	Unallocated	(2650802)	(1729931)	(2650802)	(1729931)	(2101959)

	Total	—	—	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013.

Notes :

1	The above results have been approved by the Board at its meeting held on January 15, 2010.

2	During the quarter and nine months ended December 31, 2009, the Bank allotted 16,78,820 and 36,52,235 shares respectively pursuant to the exercise of stock options by certain employees.

3	During the quarter ended December 31, 2009, the Bank allotted 2,62,00,220 shares to Housing Development Finance Corporation Limited (HDFC Ltd.), on their exercising the warrants issued to them in June 2008. As a result, equity share capital increased by Rs.2620 lacs and share premium by Rs.398277 lacs.

4	The Bank adopted the Basel 2 framework as of March 31, 2009. Accordingly the capital adequacy ratio (CAR) for December 31, 2009 and March 31, 2009 is as per Basel 2 framework and that for December 31, 2008 is as per the Basel 1 framework.

5	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6	As on December 31, 2009, the total number of branches (including extension counters) and the ATM network stood at 1,725 branches and 3,898 ATMs respectively.

7	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2009: Opening : nil ; Additions : 529 ; Disposals : 529 ; Closing position : nil.

8	These results for the quarter and nine months ended December 31, 2009, have been subjected to a “Limited Review” by the Statutory Auditors of the Bank.

9	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

10	Rs. 10 lac = Rs. 1 million
Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : January 15, 2010	Managing Director

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013.

		(Rs. in lacs)
Summarised Balance Sheet	As at 31.12.2009	As at 31.12.2008
CAPITAL AND LIABILITIES
Capital	45524	42514
Equity Share Warrants	—	40092
Reserves and Surplus	2062482	1407493
Employees’ Stock Options (Grants) Outstanding	291	735
Deposits	15478878	14486247
Borrowings	763908	451101
Other Liabilities and Provisions*	2104206	1890344

Total	20455289	18318526

ASSETS
Cash and balances with Reserve Bank of India	1120910	1000635
Balances with Banks and Money at Call and Short notice	170750	248292
Investments	6408209	6333752
Advances	11961349	9878417
Fixed Assets	207908	166956
Other Assets	586163	690474

Total	20455289	18318526

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs.636940 lacs as on December 31, 2009 (previous year: Rs.531070 lacs).

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013.

NEWS RELEASE

HDFC BANK LIMITED

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2009

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and nine months ended December 31, 2009 at their meeting held in Mumbai on Friday, January 15, 2010. The accounts have been subjected to limited review by the Bank’s statutory auditors.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2009

For the quarter ended December 31, 2009, the bank posted net revenues of Rs.3,076.9 crores as against Rs.2,918.6 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2009 increased by 12.4% to Rs.2,223.9 crores, driven by asset growth and a core net interest margin (NIM) of over 4.3% for the quarter ended December 31, 2009, as against a NIM of 4.2% for the corresponding quarter ended December 31, 2008 and for the preceding quarter ended September 30, 2009.

Other income for the quarter ended December 31, 2009 was Rs.853.0 crores, accounting for 27.7% of net revenues. Fees and commission at Rs.723.7 crores, was the main contributor to other income and increased by 12.4% over the corresponding quarter of the previous year and by 4.5% over the preceding quarter ended September 30, 2009. Foreign exchange/derivative revenues for the quarter ended December 31, 2009 were Rs.154.3 crores as against Rs.62.8 crores for the corresponding quarter ended December 31, 2008 and against Rs. 151.0 crores for the quarter ended September 30, 2009. With an increase in bond yields, there was a loss of Rs.26.5 crores on revaluation/sale of investments for the quarter ended December 31, 2009, as against a profit of Rs.232.1 crores for the quarter ended December 31, 2008 and a profit of Rs.162.9 crores for the quarter ended September 30, 2009. Operating expenses for the quarter ended December 31, 2009 at Rs. 1,453.2 crores, were 47.2% of net revenues as against 50.0% in the corresponding quarter of the previous year. Provisions and contingencies for the quarter were Rs.447.7 crores (against Rs.531.8 crores for the

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West),

Mumbai 400013

corresponding quarter ended December 31, 2008), comprising primarily of loan loss provisions of Rs.437.9 crores against Rs.465.4 crores for the quarter ended December 31, 2008. After providing Rs.357.5 crores for taxation, the Bank earned a Net Profit of Rs.818.5 crores, an increase of 31.6% over the quarter ended December 31, 2008.

Balance Sheet: As of December 31, 2009

As of December 31, 2009, the Bank’s total balance sheet size touched Rs. 204,553 crores with total deposits at Rs.154,789 crores. Savings account deposits at Rs.46,696 crores as of December 31, 2009, registered a growth of 41.2% over December 31, 2008 while current account deposits at Rs.33,276 crores as of December 31, 2009, increased by 37.2% over December 31, 2008. The core CASA deposits were approximately 49% of total deposits as at December 31, 2009, as against 40% as on December 31, 2008. The Bank’s total gross advances increased from Rs.100,127 crores as of December 31, 2008 to Rs.121,051 crores as of December 31, 2009, a growth of 21%.

Nine months ended December 31, 2009

For the nine months ended December 31, 2009, the Bank’s operating profit increased by 31.2% to Rs.4,735.4 crores over the corresponding period of the previous year. Net Profit for the nine months ended December 31, 2009 was Rs.2,112.1 crores, up by 30.9% over the corresponding nine months ended December 31, 2008.

CAPITAL ADEQUACY:

The Bank’s total Capital Adequacy Ratio (CAR) as at December 31, 2009 stood at 18.3 % as against the regulatory minimum of 9.0%. Tier-I CAR was 13.8%. The Bank allotted 2,62,00,220 shares to Housing Development Finance Corporation Limited (HDFC) on November 30, 2009, on their exercising the warrants issued to them in June 2008. As a result, equity share capital increased by Rs.26.2 crores and reserves (share premium) by Rs.3,982.8 crores.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West),

Mumbai 400013

BUSINESS UPDATE:

During the quarter ended December 31, 2009, the Bank added 219 branches to its distribution network. As of December 31, 2009, therefore, the bank had a network of 1,725 branches and 3,898 ATMs in 771 cities, as against 1,412 branches and 3,177 ATMs in 527 cities as of December 31, 2008.

Gross non-performing assets as of December 31, 2009 were at 1.6% of gross advances against 1.9% as of December 31, 2008 and as against 1.8% as of September 30, 2009. Net non-performing assets to net advances as of December 31, 2009 were 0.45%. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions was at 72% as on December 31, 2009. Total restructured assets, including applications received for loan restructuring which were yet to be approved or implemented were 0.4% of the Bank’s gross advances as of December 31, 2009. Of these, the amount categorized as standard assets were 0.2% of the Bank’s gross advances.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West),

Mumbai 400013